CUSIP No. 963025101	Page 1 of 8 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WHEELER REAL ESTATE INVESTMENT TRUST, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

963025101
(CUSIP Number)

Mr. Andrew R. Jones
NS Advisors, LLC
274 Riverside Avenue
Westport, CT  06880
(203) 227-9898
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

July 20, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

CUSIP No. 963025101	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON NS Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 452,833
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 452,833
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 963025101	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Andrew R. Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,246
	8	SHARED VOTING POWER 452,833
	9	SOLE DISPOSITIVE POWER 10,246
	10	SHARED DISPOSITIVE POWER 452,833
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025101	Page 4 of 8 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.01 par value (the “Common Stock”), of Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2529 Virginia Beach Blvd., Suite 200, Virginia Beach, Virginia 23452.

Item 2.	Identity and Background

(a)
This initial Schedule 13D is being filed jointly by (1) NS Advisors, LLC, a Connecticut limited liability company (“NS Advisors”); and (2) Andrew R. Jones, the managing partner of NS Advisors (collectively, the “Reporting Persons”).  The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this initial Schedule 13D.

(b)	The principal business address of the Reporting Persons is 274 Riverside Avenue, Westport, Connecticut 06880.

(c)
The principal business of NS Advisors is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (collectively, the “Clients”).  The principal occupation of Mr. Jones is investment management through his ownership and control over the affairs of NS Advisors.  NS Advisors has voting and dispositive power over the Common Stock held by the Clients.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Jones is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the Reporting Persons have voting and dispositive power over 463,079 shares of Common Stock of the Issuer at an aggregate cost of $5,533,550.06.

This includes: (1) 452,833 shares of Common Stock held on behalf of the Clients, acquired at an aggregate cost of $5,398,657.64 using the Clients’ available working capital; and (2) 10,246 shares of Common Stock owned by Mr. Jones through his IRA for a total cost of $134,892.42, acquired using the IRA’s available capital.

NS Advisors does not own any Common Stock directly but is deemed to beneficially own Common Stock purchased on behalf of the Clients.  NS Advisors disclaims beneficial ownership of such Common Stock, except to the extent of its pecuniary interest therein.

CUSIP No. 963025101	Page 5 of 8 Pages

From time to time, the Reporting Persons may purchase Common Stock on margin provided by banking institutions or brokerage firms on such firms’ usual terms and conditions.  All or part of the shares of Common Stock held by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, none of the Reporting Persons have loans secured by Common Stock.

Item 4.	Purpose of Transaction

This is the Reporting Persons’ initial Schedule 13D filing.  In the aggregate, the Reporting Persons hold 5.4% of the Issuer’s Common Stock, based upon the Issuer’s outstanding shares as of May 1, 2017.

Recently, the Reporting Persons have become concerned about the Issuer’s current trading price.  It is the Reporting Persons’ intent to engage in a dialogue with the management and the board of directors of the Issuer to address these concerns and questions.

Mr. Jones, the managing partner of NS Advisors, sent a letter dated July 20, 2017, to Mr. Jon S. Wheeler, Chairman and Chief Executive Officer of the Issuer addressing, among other things, ways in which it believes shareholder value may be maximized.  A copy of the letter is attached as Exhibit 99.2 to this Schedule 13D.

Unless otherwise noted in this Schedule 13D, no Reporting Person has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.  The Reporting Persons may make further purchases of shares of Common Stock, although they have no present intention of increasing their aggregate holdings above 9.999% of the Issuer’s outstanding Common Stock.  The Reporting Persons may dispose of any or all the shares of Common Stock which they hold.

Item 5.	Interest in Securities of the Issuer

(a) - (b) As of the date of this Schedule 13D, the Reporting Persons held in the aggregate 463,079 shares of Common Stock of the Issuer, which represents 5.4% of the outstanding Common Stock.

This includes (1) 452,833 shares of Common Stock owned by the Clients, which represents 5.3% of the outstanding Common Stock; and (2) 10,246 shares of Common Stock owned by Mr. Jones through his IRA, which represents <0.1% of the outstanding Common Stock.

The percentages used in this Schedule 13D are calculated based upon 8,616,247 outstanding shares of Common Stock as of May 1, 2017.  This amount is based upon the number of outstanding shares of Common Stock reported as of May 1, 2017, in the Issuer’s quarterly report on Form 10-Q filed on May 2, 2017.

CUSIP No. 963025101	Page 6 of 8 Pages

Each of the Reporting Persons shares voting and dispositive power over the shares of Common Stock held by the Clients.

(c)            Set forth below are all of the transactions in the Common Stock effected by NS Advisors on behalf of the Clients during the past 60 days:

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected
05/19/2017	20,000	$9.28	Open Market
05/22/2017	20,100	$8.98	Open Market
05/24/2017	44,002	$8.74	Open Market
05/25/2017	4,563	$8.47	Open Market
05/31/2017	1,542	$7.99	Open Market

Because Mr. Jones is the managing partner of NS Advisors, he is deemed to share the voting and disposition of shares of Common Stock held by NS Advisors on behalf of the Clients.

Mr. Jones did not effect any transactions in the Common Stock directly in his name during the past 60 days.

(d)            No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

NS Advisors is the investment manager on behalf of the Clients.  Each of the Clients has granted NS Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement.  NS Advisors is entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients’ capital.  NS Advisors serves as general partner of various partnerships, including North Star Partners, L.P.  For serving as the general partner of these partnerships, NS Advisors is entitled to an allocation of a portion of net profits, if any, generated by the partnerships.

Other than the foregoing arrangements and relationships, and the Joint Filing Agreement filed as Exhibit 99.1 to this initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 963025101	Page 7 of 8 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons.

99.2	Letter of Andrew R. Jones to Wheeler Real Estate Investment Trust, Inc., dated July 20, 2017

CUSIP No. 963025101	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2017

NS ADVISORS, LLC By: /s/ Andrew R. Jones Name: Andrew R. Jones Title: Managing Partner
/s/ Andrew R. Jones Andrew R. Jones